HYNES & HOWES INSURANCE COUNSELORS, INC.
                          Notes to Financial Statements
                           September 30, 1996 and 1995



Note 1.  Summary of Significant Accounting Policies:

         Accounting policies adopted by Hynes & Howes Insurance Counselors, Inc. conform to generally accepted accounting principles. Policies considered significant are briefly described below:

         Investment in Affiliated Companies - The Company used the equity method of accounting for investments in affiliated companies, although the stock holdings are below the 20% level of ownership, the control that was excercised by common officers and directors warranted this adoption.

         Investment in Contracts Receivable - Investments in Contracts Receivable are stated at the collectible balance of the contracts. When assets were sold on contract the gains on the sales were recognized in the year of the sale.

         Earnings Per Share - Earnings per share are computed on the basis of the weighted average number of common shares outstanding. There were no common stock equivalents outstanding during the years ended September 30, 1996, 1995 and 1994.